UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-37694

NORBORD INC.

(Exact name of registrant as specified in its charter)

1 Toronto Street, Suite 600

Toronto, Ontario, Canada, M5C 2W4

Phone: (416) 365-0705

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common shares, without par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 4

Pursuant to the requirements of the Securities Exchange Act of 1934, Norbord Inc. has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 11, 2021	NORBORD INC.

	By:	/s/ Tracy Connelley McGilley
Name: Tracy Connelley McGilley Title: General Counsel & Corporate Secretary